UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                          U.S. Franchise Systems, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class Of Securities)

                                  902 956 30 9
                                 (CUSIP Number)

                            Stephen D. Aronson, Esq.
                        c/o U.S. Franchise Systems, Inc.
                               13 Corporate Square
                                Atlanta, GA 30329
                            Tel. No.: (404) 235-7463
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(b)(3) or (4), check the following box. / /


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                                  SCHEDULE 13D
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1.       Name of Reporting Person:

         Neal K. Aronson
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2.       Check the Appropriate Box if a Member of a Group:
                                                             (a)   / /
                                                             (b)   /X/
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3.       SEC Use Only

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4.       Source of Funds:

         00
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5.       Check box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Items 2(e) or 2(f):
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6.       Citizenship or Place of Organization:

         U.S.A.
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Number of                     7.    Sole Voting Power:
Shares                              0
Beneficially              ------------------------------------------------------
Owned By                      8.    Shared Voting Power:
Each                                0
Reporting                 ------------------------------------------------------
Person                        9.    Sole Dispositive Power:
With                                0
                          ------------------------------------------------------
                             10.    Shared Dispositive Power:
                                    0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         0
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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                 /  /
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13.      Percent of Class Represented by Amount in Row (11):

         0%
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14       Type of Reporting Person:

         IN
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ITEM 1.  SECURITY AND ISSUER.

         The undersigned hereby amends the statement on Schedule 13D, dated March 25, 1998, as amended by amendment no. 1 thereto dated June 27, 2000, and amendment no. 2 thereto dated October 26, 2000, relating to the Class A Common Stock par value $.01 per share (the "Class A Common Stock") of U.S. Franchise Systems, Inc., a Delaware corporation (the "Company"),

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whose principal  executive office is located at 13 Corporate Square,  Suite 250,
Atlanta, Georgia 30329.

ITEM 2   IDENTITY AND BACKGROUND

         Paragraph (a)-(c), (f) is hereby amended by deleting the words "and a director of the Company" from the first sentence.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

         Prior to the merger referred to in the next paragraph (the "Merger"), Mr. Aronson was the Executive Vice President, Chief Financial Officer and a director of the predecessor to the Company ("USFS"), and he assumed identical positions with the Company following the Merger.

         The Merger was effected in connection with the series of transactions (the "Merger Transactions") designed to enable USFS to acquire the entire interest in the Hawthorn Suites brand of hotels currently owned by Hawthorn Suites Associates, an Illinois joint venture ("HSA"), and HSA Properties, Inc., a Delaware corporation ("HPI"), through their ownership collectively of a 99% membership interest in HSA Properties, L.L.C., a Delaware limited liability company ("HSA LLC"). Prior to the Merger, USFS owned the remaining 1% membership interest in HSA LLC. Immediately prior to the Merger, pursuant to a Contribution Agreement (the "Contribution Agreement"), dated as of December 9, 1997, by and among HSA, HPI, the Company and USFS, HSA and HPI assigned, transferred and conveyed to the Company (the "Transfer") all of their respective ownership interests in HSA LLC. Pursuant to the Transfer, HPI acquired 22,447 shares of Company Class A Common Stock, and HSA acquired 2,199,775 shares of Company Class A Common Stock.

         By virtue of the Merger and the Contribution Agreement, the Company acquired the remaining 99% interest in HSA LLC which USFS had not already owned. Prior to the Merger, USFS and HSA LLC were parties to the Master Franchise Agreement, dated as of March 27, 1996 (the "Hawthorn Acquisition Agreement"), pursuant to which USFS acquired the exclusive, worldwide rights to franchise and to control the development and operation of the Hawthorn Suites brand of hotels. The Hawthorn Acquisition Agreement required that a percentage of royalties received by USFS from the franchising of Hawthorn Suites hotels be remitted to HSA LLC and also contained certain restrictions on USFS's operations and imposed certain standards relating to the development of the Hawthorn Suites brand of hotels. Accordingly, USFS acquired HSA LLC, through the Merger and the Contribution Agreement, in order to eliminate these restrictions.

         On June 2, 2000, the Company, SDI, Inc.("SDI"), Meridian Associates, L.P. ("Meridian") and HPI (together with SDI, Meridian and USFS Acquisition Co. ("Newco"), the "Pritzker Entities") entered into a Recapitalization Agreement (the "Recapitalization Agreement") pursuant to which the Company was to commence a tender offer to purchase (the "Offer") up to an aggregate of 8,666,666 (but not less than 3,000,000) shares of Common Stock of the Company, and SDI was to purchase 75,000 shares of preferred stock of the Company for

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an aggregate of $75,000,000.  In connection with the Recapitalization Agreement,
Mr. Aronson entered into an agreement with Meridian pursuant to which, among other things, Mr. Aronson agreed (i) to tender all his shares in the Offer and
(ii) to vote his shares as provided in the agreement at the annual meeting of stockholders. By mutual agreement, the Recapitalization Agreement and Mr. Aronson's agreement with Meridian have been terminated.

         On September 18, 2000, SDI, HPI, Newco and Meridian entered into an Acquisition Agreement with the Company (the "Acquisition Agreement") pursuant to which Newco commenced a tender offer to purchase all of the outstanding Common Stock of the Company for $5.00 per share (the "Offer"), subject to the condition that there be tendered and not withdrawn the number of shares of Common Stock that would, together with the shares of Common Stock already owned by Meridian, HPI and their affiliates, represent a majority of the outstanding shares of Common Stock.

         In connection with the Acquisition Agreement, Mr. Aronson entered into an agreement with Meridian and Newco (the "Aronson Agreement") pursuant to which he agreed to tender and not withdraw all of his shares of Common Stock totaling 1,509,453, other than 589,865 restricted shares of Class A Common Stock (the "Restricted Shares"), to Newco prior to expiration of the Offer.

         The Offer was consummated on November 2, 2000, with stockholders tendering and Newco acquiring 14,882,008 shares of the Company's Class A and Class B Common Stock representing approximately 75% of the shares issued and outstanding. Included among such shares were approximately 206,934 shares of Class A Common Stock owned by members of management other than Mr. Aronson, as to which Mr. Aronson had previously shared voting rights.

         Mr. Aronson's Restricted Shares became vested on November 2, 2000 and were sold to Newco on or about November 10, 2000 for $5.00 per share pursuant to a side letter dated November 6, 2000. Concurrently, all remaining shares held by certain other shareholders as to which restrictions had simultaneously lapsed were purchased by Newco for $5.00 per share, including approximately 95,972 shares of Class A Common Stock owned by members of management other than Mr. Aronson, as to which Mr. Aronson had previously shared voting rights. Following such transactions, Newco held in excess of 90% of the shares issued and outstanding.

         On November 17, 2000, Newco merged with and into the Company. The shareholders who elected not to accept the Offer will receive $5.00 for each of their shares of Common Stock, subject to dissenter's rights properly exercised under Delaware law, and the Company became a privately held company.

         The complete text of the Acquisition Agreement and the documents executed in connection therewith, including the Aronson Agreement, have been attached as an exhibit to the Current Report on Form 8-K filed by the Company on September 20, 2000 and are hereby incorporated herein by reference.

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

         Except as set forth in this Item 4, Mr. Aronson, in his individual capacity, does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         (a)  Not Applicable.

         (b)  Not Applicable.

         (c) On or about November 10, 2000, Mr. Aronson sold 589,865 shares of his Class A Common Stock. See Item 4 above.

         (d)  Not Applicable.

         (e) Mr. Aronson ceased to be the beneficial owner of the Company's Class A Common Stock on or about November 10, 2000.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following is added at the end of item 7 of the Schedule 13D.

Exhibit 1 Aronson Agreement incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K of the Company filed September 20, 2000.

Exhibit    2     Acquisition  Agreement  incorporated  by reference from Exhibit
                 2.1 to the Current Report on Form 8-K of the Company filed September 20, 2000.

Exhibit 3 Side Letter, dated November 6, 2000, from Neal K. Aronson to USFS Acquisition Co.


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


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 1, 2000

                                             /s/  Neal K. Aronson
                                             -----------------------------
                                             Neal K. Aronson


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